Exhibit (a)(1)(D)

Dear ECI Employee:

On behalf of ECI Telecom Ltd. (the “Company”), I am writing to provide you with the results of the Company’s recent offer to exchange (the “Offer”) (i) certain outstanding rights to be issued options (the “option rights”) to purchase ordinary shares of the Company (“ordinary shares”) under the 2002 Sub-Plan (United States) under the Company’s Employee Share Incentive Plan 2002 (the “option plan”) for (ii) ordinary shares to be granted as “restricted stock” under the terms of the 2005 Sub-Plan (United States) under the Company’s Employee Restricted Share Incentive Plan 2005 (the “restricted stock plan”). As restricted stock, these ordinary shares will be subject to forfeiture and other restrictions described in the restricted stock plan until they vest under the terms of a new restricted stock award agreement (each, a “restricted stock agreement”) to be entered into between each tendering employee and us. All capitalized terms used but not defined in this letter have the meanings given to them in the letter of transmittal (the “Letter of Transmittal”) accompanying the Company’s offer to exchange, dated September 26, 2006 (the “Offer to Exchange”).

The Offer expired at 5:00 p.m., Pittsburgh time, on [ ], 2006. Promptly following the expiration of the Offer and pursuant to the terms and conditions of the Offer, the Company accepted for exchange option rights tendered to it for a total of [ ] ordinary rights and cancelled all such option rights, in which case you will receive the options represented by your option rights.

The Company has accepted for exchange and cancelled the number of option rights tendered by you equal to the total number of option rights set forth on Attachment A to this letter. In accordance with the terms and subject to the conditions of the Offer, you will have the right to receive a number of restricted ordinary shares equal to .45 multiplied by the total number of ordinary shares subject to the option rights you tendered, as set forth on Attachment A.

The restricted stock will be subject to the terms and conditions of the restricted stock plan and the restricted stock agreement between you and the Company, and will vest in accordance with the vesting schedule of the options that you have the right to acquire, assuming you meet the requirements for vesting specified in the restricted stock agreement. Under that vesting schedule, 50% of the shares will vest on June 3, 2007 and 6.25% of the shares will vest in equal installments at the end of each subsequent calendar quarter for the eight consecutive calendar quarters beginning with the calendar quarter ending June 30, 2007. Until the shares vest, they will be held in electronic form in an account controlled by us and will be subject to certain forfeiture provisions and transfer restrictions set forth in the restricted stock agreement. The vesting of your restricted stock will result in your recognition of U.S. taxable income, and you must provide for the payment to us of the applicable federal and state income and employment withholding taxes, either by cash payment or in accordance with another arrangement agreed upon between you and us.

If you have any questions about the Offer, please call Jagdish Chugani (Director, Human Resources) at (412) 809-4307.

We thank you for your continued efforts on behalf of the Company.

            Sincerely,

            ECI Telecom Ltd.

Attachment

ATTACHMENT A

OPTION RIGHTS ACCEPTED FOR EXCHANGE AND CANCELLED

Number of option rights:_____________________________________

A-1